Mail Stop 3561

March 26, 2008

Adam Anthony
Chief Executive Officer, President and
        Chief Financial Officer
Aftermarket Enterprises, Inc.
4339 Santa Fe Road #48-D
San Luis Obispo, CA 93401-3306

> **Re: Aftermarket Enterprises, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 13, 2008**
> **File No. 333-141676**

Dear Mr. Anthony:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note that you have revised your registration statement to reflect that it has been filed on Form S-1, as opposed to Form SB-2.   Please also include the boxes on the bottom of the cover page and check the smaller reporting company box, as applicable.

Summary of Financial Information, page 4

2. We note your disclosure of the weighted average number of shares outstanding of 1,592,452 for the year ended December 31, 2007. This disclosure is inconsistent with the number of weighted average number of shares outstanding presented in your consolidated statements of operations on page 4 of your financial statements. Please revise as appropriate. Note that this comment also applies to the number of weighted average number of shares outstanding for the year ended December 31, 2007 presented in Exhibit 11.1.

Adam Anthony
Aftermarket Enterprises, Inc.
March 26, 2008
Page 2

Executive Compensation, page 28

3. We note your indication here and under Results of Operations on page 24 that no compensation was paid to your sole officer. Tell us why, then, your financial statements and the disclosure under Results of Operations on page 24 indicates that you had "employee costs" of $38,996.

Financial Statements

Aftermarket Enterprises, Inc.

Note 1 Organization and Summary of Significant Accounting Policies, page 7

Income Taxes, page 8

4. We have reviewed your response and expanded disclosure in response to comment 9 in our letter dated February 8, 2008. Please further expand your disclosure to indicate the expiration dates of the operating loss carryforwards in accordance with paragraph 48.a of SFAS no. 109.

5. We note that your disclosure on page 8 reflects an income tax provision of $800 for the year ended December 31, 2007. However, your statement of operations for the year ended December 31, 2007 reflects a provision of $0. Please revise as appropriate or otherwise clarify the reason for the difference.

Revenue Recognition, page 9

6. We note from your disclosure in Note 3 on page 19 that management discovered an error related to your revenue recognition. Accordingly, you restated the historical financial statements of Aftermarket Express, Inc. It appears that you have also restated the financial statements of Aftermarket Enterprises, Inc. as of and for the period ended December 31, 2006 for the correction of your accounting treatment of revenue recognition.

    In addition, it appears you also restated the financial statements of Aftermarket Enterprises, Inc. as of and for the period ended December 31, 2006 as a result of your revision of the purchase price allocation. In this regard, we note from your disclosure in Note 4 on page 10 that as part of the acquisition of Aftermarket Express, Inc., the website was valued at $35,610. In your Form SB-2 filed January 10, 2008, you disclosed in Note 2 on page F-15 that as part of the purchase transaction, you assigned $32,071 to the website. Please address the following:

- Clearly label any applicable column headings of the Aftermarket Enterprises, Inc. and Aftermarket Express, Inc. financial statements as "Restated."

- Request your independent accountants to review their report pertaining to the financial statements of Aftermarket Enterprises, Inc. to ascertain whether an explanatory paragraph is required pursuant to Auditing Standards Codification AU Sections 508.16 and 420.12.

- Add a note to the financial statements of Aftermarket Enterprises, Inc. to include a detailed description of the nature of the errors included in your Form SB-2 filed January 10, 2008. In your disclosure, discuss all of the revisions made to your financial statements as of and for the period ended December 31, 2006. In this regard, we assume disclosure similar to Note 3 will be included in the financial statements of Aftermarket Express, Inc.

Aftermarket Express, Inc.

Note 3 Restatement, page 19

Consolidated Statements of Stockholders' Deficit, page 22

7. Please revise the December 31, 2005 balance of Accumulated Deficit in the Original column from $3,956 to $39,556. If this is not a typographical error, please supplementally explain.

Signatures, page II-4

8. We note your response to comment 11 of our letter dated February 8, 2008. While you have revised your disclosure in response to this comment, it does not appear that your officers executed the signature page by providing conformed signatures on each signature line. Please ensure that you do so in your next amendment.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Adam Anthony
Aftermarket Enterprises, Inc.
March 26, 2008
Page 4

You may contact Regina Balderas, Staff Accountant, at (202) 551-3722 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Victor D. Schwarz, Esq.
       Via Facsimile